ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

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MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

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February 23, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed January 31, 2023
File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”) Pre-Effective Amendment No. 5 to the above-referenced Registration Statement on Form F-1 (“Amendment No. 5 to Form F-1”). Amendment No. 5 to Form F-1 is marked to show changes made from the previous filing made on January 31, 2023 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated February 16, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 4 to Registration Statement on Form F-1

Business Overview, page 1

1.	Comment: We note your response to comment 1 stating that the lease has an initial one-year term. Please tell us if the mining business may revert to you at the end of the initial lease term, if Getworks does not renew its lease with you.

Response: The mining business will not revert to the Company at the end of the initial lease term, if Getworks does not renew its lease with the Company. Neither the Business Transfer Agreement, dated January 20, 2023, between the Company, as seller, and Getworks, as purchaser, nor the Lease Agreement, dated January 23, 2023, between the Company, as landlord, and Getworks, as tenant, provides for the reversion of the mining business to the Company under any circumstance. There are no other agreements between the Company and Getworks other than the Business Transfer Agreement and the Lease Agreement. If Getworks does not renew its lease with the Company, Getworks is required to move its mining machine business out of the building and vacate the premises. The Company also covenants, on behalf of itself and its current and future subsidiaries and affiliates, not to engage in the mining machine business now or in the future in Exhibit A attached hereto.

Index to Financial Statements, page F-1

2.	Comment: We note your response to comment 2. Please provide us with your income test calculations and your analysis regarding the presentation of discontinued operations using results for the period ended June 30, 2022, which is consistent with financial statement period of your latest financial statements included in your filing. Further, if providing the analyses in United States Dollars, provide us with the foreign currency translation rates used; alternatively, provide us with your analyses by using Japanese Yen.

Response: In accordance with Rule 1-02(w)(1)(iii) of Regulation S-X, the significant subsidiary test is met when 1) the absolute value of the registrant’s and its other subsidiaries’ equity in the tested subsidiary’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interest exceeds 10 percent of the absolute value of such income or loss of the registrant and its subsidiaries consolidated for the most recently completed fiscal year; and 2) the registrant’s and its other subsidiaries’ proportionate share of the tested subsidiary’s consolidated total revenue from continuing operations (after intercompany eliminations) exceeds 10 percent of such total revenue of the registrant and its subsidiaries consolidated for the most recent completed fiscal year.

In our response to prior comment No. 2 in the response letter dated February 10, 2023, the Company has provided the computation of income test for the year ended December 31, 2022, which is the most recent completed fiscal year, as required by Rule 1-02(w)(1)(iii). The Company has provided income test calculations for the six months ended June 30, 2022 as requested by the Staff as below:

		For the six months ended June 30, 2022 (in thousands of JPY)
1) Income test – income component	The Company’s equity in mining machine business’s income before income tax	JPY260,421
	Consolidated income before income taxes	JPY286,088
	Significance percentage	91.03%
2) Income test – revenue component	The Company’s share in mining machine business’s revenue	JPY757,810
	Consolidated revenue	JPY8,869,667
	Significance percentage	8.54%

The Company acknowledged that the test under 1) exceeded 10%, however, the test under 2) was less than 10%. Rule 1-02(w)(1)(iii) of Regulation S-X has both income component and revenue component, and the tested subsidiary will meet the significant test only if both the income and revenue component are met. As the significance percentage of revenue component was lower than 10%, the Company concluded the income test under significant subsidiary test would not be met if using results for the period ended June 30, 2022.

The Company evaluated discontinued operation presentation for mining machine business in the interim financial statements for the six months ended June 30, 2022. In accordance with ASC 205-20-45-3, in the period in which a discontinued operation either has been disposed of or is classified as held for sale, the statement in which net income of a business entity is reported for current and prior periods shall report the results of operations and discontinued operations. As indicated in our responses to prior comment No. 1 in the response letters dated January 12, 2023 and January 30, 2023, on December 30, 2022, the Board of Directors of the Company approved to withdraw from the mining machine business. On January 11, 2023, the Company entered into a letter of intent with Getworks Co., Ltd. On January 23, 2023, the Company officially closed the transaction with Getworks Co., Ltd. The Company committed to a plan to dispose of its mining machine business subsequent to November 16, 2022, the date when the Company issued its financial statements for the six months ended June 30, 2022, which is included in the Form F-1. As a result, the Company concluded that the held for sale criteria for mining machine business are not met as of June 30, 2022 and it is not required to present mining machine business as discontinued operations in the interim financial statements for the six months ended June 30, 2022. Please also see discussion regarding whether the disposition of mining machine business constitutes a strategic shift that has a major effect on operations and financial results in response to comment No. 3.

The Company acknowledged that for the six months ended June 30, 2022, the income before income tax contributed from mining machine business as a percentage of consolidated income before income tax was significant.

In the year ended December 31, 2022, the sales of newly built properties were concentrated in the second half of the year, as we included in our budget plan for the real estate business, which resulted in a large proportion of the annual income before income taxes being recorded in the second half of the year. As a result, the mining machine business accounted for a higher percentage of the overall income before income tax for the six months ended June 30, 2022.

As the Company provided in the prior comment No. 2 of the response letter dated February 10, 2023, the revenue and the income before income tax for the full year are JPY23,335,826 thousand and JPY1,112,823 thousand, respectively. In the second half of the year, the real estate business continued to perform as budgeted, while the mining business posted a loss due to deteriorating market conditions. As a result, the ratio of net income to net sales in the mining business for the full year declined to 18.4%.

In the interest of transparency, the Company included additional disclosures in the subsequent events footnote to the unaudited financial statements for the six months ended June 30, 2022 to the Amendment No. 5 to Form F-1 to disclose the impact of the disposition of mining business to the financial statements. The Company respectfully advises the Staff that the numbers used for calculation of income test above do not include the portion attributable to the non-controlling interest, where the numbers disclosed in the subsequent events include the portion attributable to the non-controlling interest, which is in line with the presentation of income statement.

3.	Comment: Notwithstanding our comment above, we note that the mining business contributed 18.4% of net income for the year ended December 31, 2022. Given the significance of the mining business’s contribution, please explain in detail, how you were able to conclude that the sale of the mining business did not have a major effect on your operations and financial results. Please refer to ASC 205-20-55-90 to 92.

Response: We referred to Example 3 in ASC 205-20-55-90 to 92. In Example 3, the entity operates retail stores in 2 different formats – mall and supercenter stores in 5 major geographical regions and decides to shift its strategy of selling products in malls and focus solely on its supercenter stores due to declining net income at 200 stores located in malls across all 5 major geographic regions. Because the 200 stores located in malls are a major part of the entity’s operations and financial results as historically net income from the 200 stores in mall has been in a range of 30 to 40 percent of the entity’s total net income, the disposal represents a strategic shift that is reported in discontinued operations.

In Example 3, we understand that the case is considered a strategic shift because the company has decided to dispose of one of the two sales channels with the company's sales strategy, which is both quantitatively (in terms of net income) significant and a change in sales strategy. Based on the following analysis based on Example 3, we conclude that the Company's mining machine business does not qualify as a strategic shift because it is neither quantitatively material nor integrated into our strategy.

With respect to whether the disposal had a major effect on the Company’s operations and financial result, the Company acknowledged that one may argue the net income (18.4%) related to mining machine business represented a significant portion of the Company’s consolidated net income for the year ended December 31, 2022, however, the management indicators that we consider important for our real estate business include total assets and net sales, and since total assets and net sales in the mining business account for only 0.3% and 4.3% of our total assets and net sales, respectively, we consider the mining business to be quantitatively insignificant.

The Company is in real estate business since its establishment in 2009. As disclosed in business overview section in the Form F-1 and Amendments, the Company’s primary mission or strategy is to support and enrich people’s lives in the era of 100-year life expectancy by democratizing global real estate investment using technology and smart asset management. The Company generated 100%, 100% and 89% of revenue from real estate and related services (including real estate sales, land sales, rental income and real estate management service, as disclosed in the disaggregation of revenues footnote to the financial statements) for the year ended December 31, 2020, the year ended December 2021 and six months ended June 30, 2022, respectively. Revenues generated from real estate and related service increased by 26.8%, from JPY13,140,176 thousand for the year ended December 31, 2020 to JPY16,665,382 thousand for the year ended December 31, 2021; and increased by 21.1% from JPY6,500,616 thousand for the six months ended June 30, 2021 to JPY7,870,560 thousand for the six months ended June 30, 2022. All these figures indicated that real estate and related business is the Company’s core business, which has been generating stable revenue and demonstrating strong growth in recent years.

In January 2022, the Company started to sell mining machines on a trial basis. Since the sale of mining machines is highly influenced by the crypto currency market and regulation, the Company only conducted such business tentatively and has not yet integrated this new business into the Company’s business plan and overall strategy.

The mining machine business performed well for the six months ended June 30, 2022 and led to a high net profit margin due to market conditions, but the management of the Company viewed the well performance of the mining machine business as an accidental and temporary situation, and deemed the mining machine business as a non-sustainable business and thus did not included such business in the Company’s business plan and overall strategy.

The management of the Company continued the discussion on whether to continue the mining machine business based on its risk assessment and in December 2022, the Board of Directors decided to withdraw from the high-risk mining machine business. The withdrawal from the mining machine business does not impact our real estate business. The Company also considered the effect of the withdrawal on both its historical operations and expected future operations and concluded that they are immaterial to the operations.

We were not internally changing our operating or organizational structure for the Company as a result of the disposition. By executing the disposition, we did not exit a major geographic region, a major line of business, a major equity method investment, or other major parts of an entity.

Based on the discussion above, the disposal of mining machine business does not represent a change in the Company strategy.

Per the interpretative examples in the KPMG Handbook: Discontinued operations and held-for-sale disposal groups, Example 5.2.10 and Question 5.2.10 (refer to Exhibit B), it is not appropriate to conclude a major disposal which had major effect on operations and financial results always be a strategic shift as a disposal’s effect on operations and financial results is assessed separately from the “strategic shift” concept. In Example 5.2.10, the shutdown of bottling facility will have a major effect on ABC Corp.’s operations and financial results, however, as ABC Corp. also determines that the shutdown does not represent a strategic shift because the shutdown does not change the way how ABC Corp. running its business; ABC has not shifted the nature of its operations, nor is existing a major geographic area. Therefore, ABC does not report any discontinued operations. We believe this example is similar to our case in some degree as the Company concluded the disposal of mining machine business did not constitute a strategic shift despite one may argue the net income contributed by mining machine business, among many other financial factors which were immaterial to the Company’s consolidated financial statements, was significant comparing to the Company’s consolidated net income for the year ended December 31, 2022.

Additionally, Question 5.4.10 from KPMG Handbook: Discontinued Operations (refer to Exhibit C), the interpretative response indicate that ASC 360-10 includes disclosure requirements for disposals of individually “significant” components that do not qualify to be reported in discontinued operations, which supports that “major” as in “major effect on operations and financial results” is a high quantitative hurdle.

In Section 2.3 Criterion 3: Strategic shift from EY’s Financial reporting developments: Discontinued operations, “The definition of a strategic shift does not include any bright lines; therefore, judgment will be needed to determine whether a disposal constitutes a strategic shift. Furthermore, the FASB did not define “major” for purposes of determining the effect of a disposal transaction on an entity’s operations and financial results. We believe major to be a quantitatively high threshold given the disclosure requirement added to ASC 360-10 related to the disposal of an individually significant component of an entity that does not qualify for presentation as a discontinued operation.” “In remarks at the 2015 AICPA National Conference on Current SEC and PCAOB developments, a member of the SEC staff commented that the quantitative factors in ASC 205-20’s examples of disposals that represent discontinued operations are illustrative and do not establish thresholds by which to determine whether a disposal represents a strategic shift that has a major effect on an entity’s operations and financial results. The comments also highlight that judgment is required to determine which financial results should be considered in making such an evaluation. The staff person noted that entities should consider financial metrics that are prominently presented in the financial statements (e.g., revenue, total assets and net income) or metrics communicated to investors. In this regard, the staff provided the following example and perspective excerpted from the speech:

‘For example, revenue, total assets and net income are items that I would clearly consider to be relevant metrics. However, the identification of other financial results may require judgment, with an eye toward what is relevant from an investor’s perspective. It also may be helpful to understand alternative measures, as certain operating metrics may also be relevant, particularly where the Company has used the measure on a consistent basis for communicating operating and financial results.’

In Section 27.3 Criteria for reporting discontinued operations from PwC’s Financial statement presentation guide, “Once a reporting entity determines that a disposal constitutes a strategic shift, it must determine whether the disposal has had (or will have) a major effect on the reporting entity’s operations and financial results for the disposal to be considered a discontinued operation. A reporting entity should consider key financial metrics when evaluating the quantitative impact of a disposal, including assets, net assets, revenues, operating income, pretax income, net income, operating cash flows, and key non-GAAP measures. In terms of the evaluation period, we believe the emphasis should be placed on the most recently completed, current, and next annual reporting periods”.

The Company carefully analyzed relevant guidance and comprehended that the conclusion of whether the disposal of a component constitute a strategic shift should based on various factors including both quantitative and qualitative information and different financial indicators and no single factor is determinative. The Company concluded that the disposal of mining machine business did not constitute a strategic shift based on the aforementioned discussions, and that although the percentage of income before income tax contributed by mining machine business to the consolidated income before income tax was significant for the six months ended June 30, 2022 due to temporary market condition, the percentage was not significant for the year ended December 31, 2022, or historically, thus did not have a major effect on the Company’s operations and financial results.

In summary, we believe in our professional judgement that the disposal of the mining machine business did not represent a strategic shift that had a major effect on the Company’s operations and financial results, and therefore, should not be reported as a discontinued operation. However, we acknowledged that the disposition had a significant effect on net income for the six months ended June 30, 2022 despite the fact that the Company approved the disposal of mining business in December 2022 and completed the disposition in January 2023. In the interest of transparency, the Company included additional disclosures in the subsequent events footnote to the unaudited financial statements for the six months ended June 30, 2022 to the Amendment No. 5 to Form F-1 to disclose the impact of the disposition of mining business to the financial statements.

If the Staff has any further comments regarding Pre-Effective Amendment No. 5 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Benjamin Holt /U.S. Securities and Exchange Commission
Jeffrey Gabor /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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Exhibit A

SYLA Technologies Co., Ltd.

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

February 23, 2023

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Covenant Not to Engage in Mining Machine Business

Ladies and gentlemen:

SYLA Technologies Co., Ltd., a Japanese corporation, hereby covenants, on behalf of itself and its current and future subsidiaries and affiliates, not to engage in the mining machine business now or in the future.

SYLA Technologies Co., Ltd

By:	/s/ Tomohiro Ikeda
Tomohiro Ikeda
Chief Financial Officer

Exhibit B

KPMG Handbook: Discontinued operations and held-for-sale disposal group

Example 5.2.10: Major disposal not considered a strategic shift

Scenario 1: Shutdown of a major facility

ABC Corp. is a bottling company with distribution in North America under one brand name. The operations comprise three individual bottling facilities, all located in North America. Due to a slowdown in the beverage industry, ABC decides to shut down one of its bottling facilities and will run production out of the other two.

ABC determines that the shutdown of its bottling facility will have a major effect on its operations and financial results. However, ABC also determines that the shutdown does not represent a strategic shift because it is not changing the way it is running its business (see section 5.3); ABC has not shifted the nature of its operations, nor is it exiting a major geographic area. Therefore, ABC does not report any discontinued operations.

Note: This scenario contrasts with Examples 1 and 2 in Subtopic 205-20 (see section 5.5) where the entity exits a major product line and a major geographic area, respectively.

Question 5.2.10: Does a disposal that has a major effect on operations and financial results always represent a strategic shift?

Interpretive response: No. A disposal’s effect on operations and financial results is assessed separately from the ‘strategic shift’ concept. However, we believe the more significant that effect – particularly relative to the component’s historical and expected future effect on ongoing operating results – the more likely it is that the disposal represents a strategic shift.

Exhibit C

KPMG Handbook: Discontinued operations and held-for-sale disposal group

Question 5.4.10: How does an entity determine whether a disposal has (or will have) a major effect on operations and financial results?

Interpretive response: Subtopic 205-20 simply states that a disposal needs to represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

It provides no specific quantitative thresholds, but does include several examples suggesting that ‘major’ is assessed both quantitatively and qualitatively (see section 5.5). The examples illustrate major disposals with quantitative significance ranging from 1% – 20% of various metrics (e.g. assets, revenue and net income) as of the disposal date and 30% – 40% of net income in historical periods.

Further, Subtopic 360-10 includes disclosure requirements for disposals of individually ‘significant’ components that do not qualify to be reported in discontinued operations, which supports that ‘major’ is a high quantitative hurdle (see section 7.4).

We believe an entity should consider the following types of factors when determining whether a disposal is major.

— Quantitative factors. For example, the effect of the disposal on revenue, gross profit, operating income, net income, cash flows, total assets and key non-GAAP financial measures.

— Qualitative factors. For example, the expected effect on future operations, trends and profitability, competitive advantage and market share, compliance with regulatory, loan or other contractual requirements.

Relevant factors will vary based on the entity’s individual facts and circumstances.